SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE 13D
 (RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

 (Amendment No. 3)*
NXP Semiconductors N.V.
 (Name of Issuer)
Common Stock, par value EUR 0.20 per share
 (Title of Class of Securities)
N6596X109
 (CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 20, 2018
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [x]
(b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER
5,261,107 (1)
8.	SHARED VOTING POWER
0
9.	SOLE DISPOSITIVE POWER
5,261,107 (1)
10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,261,107 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%
14.	TYPE OF REPORTING PERSON
PN
(1)
Excludes cash-settled swaps disclosed in Item 5 representing economic exposure comparable to 2,546,485 additional shares of Common Stock (as defined below), which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 7,807,592 shares representing approximately 2.3% of the outstanding shares.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [x]
(b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
11,176,649 (1)
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
11,176,649 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,176,649 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%
14.	TYPE OF REPORTING PERSON
PN
(1)
Excludes cash-settled swaps disclosed in Item 5 representing economic exposure comparable to 5,411,280 additional shares of Common Stock (as defined below), which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 16,587,929 shares representing approximately 4.8% of the outstanding shares.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [x]
(b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
11,176,649 (1)
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
11,176,649 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,176,649 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%
14.	TYPE OF REPORTING PERSON
CO
(1)
Excludes cash-settled swaps disclosed in Item 5 representing economic exposure comparable to 5,411,280 additional shares of Common Stock (as defined below), which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 16,587,929 shares representing approximately 4.8% of the outstanding shares.

The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.
Item 4. Purpose of Transaction.
Item 4 is hereby amended to add the following:
On February 20, 2018, the Issuer and Qualcomm River Holdings B.V., a private company with limited liability organized under the Laws of The Netherlands ("Qualcomm"), entered into Amendment No. 1, dated as of February 20, 2018, to the Purchase Agreement, dated as of October 27, 2016 (the "Purchase Agreement" and such amendment, the "Purchase Agreement Amendment"). Pursuant to the Purchase Agreement Amendment, Qualcomm has agreed to increase the consideration payable in its tender offer (the "Tender Offer") from $110.00 per share of Common Stock in cash to $127.50 per share of Common Stock in cash.
On February 20, 2018, the Reporting Persons entered into a Tender and Support Agreement with Qualcomm (the "Tender and Support Agreement"). Pursuant to the Tender and Support Agreement, certain of the Reporting Persons agreed to tender their shares of Common Stock into the Tender Offer and to vote in favor of the transactions contemplated by the Purchase Agreement and Purchase Agreement Amendment, in each case, subject to the conditions and in accordance with the terms set forth therein.
The above description of the Tender and Support Agreement is qualified in its entirety by the Tender and Support Agreement, which was included as Exhibit 13 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Reporting Persons on February 20, 2018 and is incorporated herein by reference.
On February 20, 2018, the Reporting Persons issued a press release, which was included as Exhibit 14 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Reporting Persons on such date and is incorporated herein by reference.
In light of the foregoing, the Reporting Persons will continue to seek opportunities to reduce their economic exposure to the Common Stock in a manner consistent with their obligations under the Tender and Support Agreement if and when favorable market conditions present themselves.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read as follows:
(a) As of the close of business on February 16, 2018, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 7.1% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 346,002,862 shares of Common Stock issued and outstanding, which is the total number of shares of Common Stock outstanding as of February 16, 2018 as reported in the Issuer's Interim Report on Form 6-K filed with the Securities and Exchange Commission (the "SEC") on February 20, 2018.
As of the close of business on February 16, 2018, Elliott through Liverpool and Manchester, beneficially owned 5,261,107 shares of Common Stock, constituting 1.5% of the shares of Common Stock outstanding.
As of the close of business on February 16, 2018, Elliott International beneficially owned 11,176,649 shares of Common Stock, constituting approximately 3.2% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 11,176,649 shares of Common Stock beneficially owned by Elliott International, constituting approximately 3.2% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially owned 16,437,756 shares of Common Stock, constituting approximately 4.8% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA have economic exposure comparable to 2.3% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.
(b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.
Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.
(c) Not applicable.
(d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.
No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The first paragraph of Item 6 is hereby amended and restated to read as follows:
As of the close of business on February 16, 2018, Elliott, both directly and through Liverpool, and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 2,546,485 and 5,411,280 shares of Common Stock, respectively. Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in 2.3% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.
Item 6 is hereby amended to add the following:
On February 20, 2018, the Reporting Persons entered in the Tender and Support Agreement with the Issuer defined and described in Item 4 above.
Item 7. Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following:
Exhibit 99.5 – Tender and Support Agreement, dated February 20, 2018 (incorporated by reference to Exhibit 13 to the Reporting Persons' Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on February 20, 2018)
Exhibit 99.6 – Press Release, dated February 20, 2018 (incorporated by reference to Exhibit 14 to the Reporting Persons' Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on February 20, 2018)

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: February 20, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
 By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President
ELLIOTT INTERNATIONAL, L.P.
 By: Hambledon, Inc., its General Partner
By: Elliott International Capital Advisors Inc.,
 as attorney-in-fact

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President
ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.
By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President